UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
     Pre-Effective Amendment No. _____   [ ]
     Post-Effective Amendment No. 61   [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Variable Annuity Account C
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

_____	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on March 25, 2022 pursuant to paragraph (b) of Rule 485
_____	60 days after filing pursuant to paragraph (a)(1)
_____	on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

X	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual, Deferred, Fixed and Variable Annuity Contracts

EXPLANATORY NOTE

This Post-Effective Amendment No. 61 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 57 to the Registration Statement filed on October 27, 2021.

Post-Effective Amendment No. 58 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on November 27, 2021 (Accession No. 0000103007-21-00009). Post-Effective Amendment No. 59 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on December 30, 2021 (Accession No. 0000103007-21-000117). Post-Effective Amendment No. 60 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on January 31, 2022 (Accession No. 0000103007-22-000019).

This Post-Effective Amendment No. 61 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 57 to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 2nd day of March 2022.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
    (Registrant)

By: Charles P. Nelson*
<hr>
    Charles P. Nelson
    President
    (principal executive officer)

By: VOYA RETIREMENT INSURANCE AND ANNUITY
    COMPANY
    (Depositor)

By: Charles P. Nelson*
<hr>
    Charles P. Nelson
    President
    (principal executive officer)

---

* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

As required by the Securities Act of 1933, this Post-Effective Amendment No. 61 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	
Robert L. Grubka* Robert L. Grubka	Director	
Michael R. Katz* Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
Heather H. Lavallee* Heather H. Lavallee	Director	March 2, 2022
Francis G. O'Neill* Francis G. O'Neill	Director	
_____ Mona Zielke	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ Peter M. Scavongelli
          Peter M. Scavongelli
          *Attorney-in-Fact

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